UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30219 / September 26, 2012

_____

In the Matter of	:
	:
Separate Account II of National Integrity Life	:
Insurance Company	:
400 Broadway	:
Cincinnati, OH 45202	
	:
(811-7132)	:
	:

_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Separate Account II of National Integrity Life Insurance Company ("Applicant") filed an
application on June 28, 2012, and an amended application on August 17, 2012,
requesting an order under section 8(f) of the Investment Company Act of 1940 ("1940
Act"), declaring that it has ceased to be an investment company as defined by the 1940
Act.

On August 31, 2012, a notice of filing of the application was issued (Investment
Company Act Release No. IC- 30191). The notice gave interested persons an
opportunity to request a hearing and stated that an order disposing of the application
would be issued unless a hearing was ordered. No request for a hearing has been filed,
and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that Applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the 1940 Act, that Applicant's registration under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary